                             PRIME SUCCESSION, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

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


                                                                       PERIOD FROM     PERIOD FROM
                                                                       JAN. 1 THROUGH  AUG. 26 THROUGH
                                  1992      1993       1994     1995   AUG. 25, 1996   DEC. 31, 1996
                                  ----      ----       ----     ----   -------------   -------------

Ratio of Earnings To
  Fixed Charges

Earnings:
  Income (Loss) before
   income taxes                 (1,923)   (2,505)    (4,656)      (355)    (9,111)   (3,145)
   Add:  Fixed charges, net        847     6,650     13,128     16,224     10,691     8,884

     Income (Loss) before
         income taxes and
         fixed charges, net     (1,076)    4,145      8,472     15,869      1,580     5,739

Fixed Charges:
   Total interest expense (1)      774     6,418     12,422     15,401     10,059     8,540
   Interest factor in
    rents (2)                       73       232        706        823        632       344

       Total fixed charges         847     6,650     13,128     16,224     10,691     8,884

Ratio of earnings to fixed
     charges                      (1.3)      0.6        0.6        1.0        0.1       0.6

Coverage Deficiency (3)          1,923     2,505      4,656        355      9,111     3,145



(1) Total interest expense for each period includes amortization of loan costs.

(2) Interest factor in rents represents one-third of rent expense, which is considered representative of the interest factor.

(3) The company's earnings are inadequate to cover fixed charges for all periods indicated above. Coverage deficiency represents the excess of fixed charges over income before income taxes and fixed charges, net.
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